Filed with the Securities and Exchange Commission on October 18, 1996
                      1933 Act File Nos. 33-67118, 33-59143, 33-64321
                                          1940 Act File No. 811-07946


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13E-4


                          ISSUER TENDER OFFER STATEMENT
     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of
     1934)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                                (Name of Issuer)

                      EV CLASSIC SENIOR FLOATING-RATE FUND
                      (Name of Person(s) Filing Statement)

                Shares of Beneficial Interest, Without Par Value
                         (Title of Class of Securities)

                                   269261 10 3
                      (CUSIP Number of Class of Securities)

                               H. Day Brigham, Jr.
                             Eaton Vance Management
                 24 Federal Street, Boston, Massachusetts 02110
                                 (617) 482-8260
          (Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                October 18, 1996
                       (Date Tender Offer First Published,
                       Sent or Given to Security Holders)

                            Calculation of Filing Fee
                            -------------------------

Transaction Valuation                      Amount of Filing Fee
----------------------------------------   --------------------

No. of Shares  Price/Share   Total Value
-------------  -----------   -----------

17,500,000     $9.97         $174,475,000  $34,895

/ / Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Background
----------

         EV Classic Senior Floating-Rate Fund (the "Fund"), is a closed-end, non-diversified management investment company (File Nos. 33-64321 and 811-07946) registered under the Investment Company Act of 1940 (the "1940 Act"). As a closed-end investment company, the Fund does not redeem its shares, but the Fund continuously offers its shares at net asset value. However, the Fund considers making quarterly tender offers (at the discretion of the Board of Trustees) to provide some measure of liquidity to the Fund's shareholders because the Fund's shares are not listed on an exchange or traded in the over-the-counter market.

         The Fund operates in the "master-feeder" structure and invests all of its assets in the Senior Debt Portfolio (the "Portfolio"), a separate closed-end non-diversified management investment company registered under the 1940 Act (File No. 811-8876). The Portfolio also continuously offers its interests, but the interests are offered privately (i.e., without conducting a public offering under the Securities Act of 1933), and are held by an extremely small number of feeder funds. In order to continue to provide liquidity to Fund shareholders (and to the shareholders of any other feeder fund), the Portfolio also considers making periodic tender offers.

         Eaton Vance Prime Rate Reserves is a "sister" feeder fund of the Fund, is registered under the 1940 Act as a closed-end, non-diversified management investment company, and also offers its shares to the public (File Nos. 33-63623 and 811-05808). This Fund also invests its assets in the Portfolio, and in order to provide liquidity to its shareholders, expects to conduct periodic tender offers.


Introduction
------------

The following is a  cross-reference  sheet pursuant to General  Instruction B of
Schedule 13E-4 showing the location in the Offer To Purchase dated October 18, 1996 of EV Classic Senior Floating-Rate Fund (the "Offer To Purchase"), submitted herewith as Exhibit 2, of the information required by Schedule 13E-4. All of the information contained under the below-referenced captions of the Offer To Purchase is hereby incorporated by reference.

Schedule 13E-4 Item and Caption                 Caption in Offer To Purchase
-------------------------------                 ----------------------------

Item 1            Security and Issuer
                  -------------------

                  (a)................           Heading.

                  (b) and (c)........           Heading.  Letter. Price;
                                                Number of Shares.  Selected
                                                Financial Information.

                  (d)................           Inapplicable.

Item 2            Source and Amount of Funds
                  or Other Consideration
                  --------------------------

                  (a).................          Heading.  Source and Amount of
                                                Funds.

                  (b).................          Inapplicable.

Item 3            Purpose of the Tender Offer
                  and Plans or Proposals of
                  the Issuer or Affiliate
                  ---------------------------

                  (a) through (f).....          Purpose of the Offer.  Certain
                                                Effects of the Offer.

                                                The Fund has no present plans or
                                                proposals  which relate to or
                                                would result in any
                                                extraordinary corporate
                                                transaction, such as a merger,
                                                reorganization, or liquidation,
                                                involving  the Fund;  a sale or
                                                transfer  of a material  amount
                                                of assets of the Fund; any
                                                material  changes in the Fund's
                                                present  capitalization (except
                                                as  resulting  from the  Offer
                                                or otherwise  set forth in the
                                                Offer to Purchase); or any other
                                                material  change in the Fund's
                                                corporate structure or business
                                                as a non-diversified closed-end
                                                management investment company.

                  (g) through (j)....           Inapplicable.

Item 4            Interest in Securities        Selected Financial
                  of the Issuer                 Information.
                  ----------------------

Item 5            Contracts, Arrangements       No such contracts,
                  Understandings or             arrangements, understandings
                  Relationships with            or relationships exist between
                  Respect to the Issuer's       the Fund and any person with
                  Securities                    respect to the tender offer.
                  -----------------------

Item 6            Persons Retained,             Letter.  No person has been
                  Employed or to Be             authorized to make
                  Compensated                   solicitations or
                  -----------------             recommendations with respect
                                                to the Offer to Purchase.

Item 7            Financial Information
                  ---------------------

                  (a)(1) (2) (3) and (4)..      Reference is hereby made to
                                                the Selected Financial
                                                Information in the Offer to
                                                Purchase, and to the Audited
                                                Financial Statements for the
                                                fiscal year ended December 31,
                                                1995 filed with the Commission
                                                pursuant to Section 30(b)(2)
                                                under the Investment Company
                                                Act of 1940 on March 11, 1996
                                                (Accession No. 0000950156-96-
                                                000302); and to the Unaudited
                                                Financial Statements dated
                                                June 30, 1996 filed with the
                                                Commission pursuant to Section
                                                30(b)(2) under the Investment
                                                Company Act of 1940 on August
                                                27, 1996 (Accession No.
                                                0000950156-96-000684), all of
                                                which are incorporated herein
                                                by reference.

                  (b)(1) (2) and (3)..          Inapplicable.

Item 8            Additional Information
                  ----------------------

                  (a).................          Contracts and Relationships
                                                with Affiliates.

                                                Eaton Vance Distributors, Inc.
                                                ("EVD") is a wholly-owned
                                                subsidiary of Eaton Vance
                                                Management, which is a wholly-
                                                owned subsidiary of Eaton
                                                Vance Corp.  EVD serves as the
                                                Fund's principal underwriter.

                  (b) through (d).....          Inapplicable.

                  (e).................          Withdrawal Rights.  Early
                                                Withdrawal Charge.  Extension
                                                of Tender Period; Termination;
                                                Amendment.  Tax Consequences.

Item 9            Material to be Filed
                  as Exhibits
                  --------------------

                  (a) (1).............          Advertisement printed in THE
                                                WALL STREET JOURNAL.

                      (2).............          Offer to Purchase (including
                                                Selected Financial
                                                Information).

                      (3).............          Letter of Transmittal.

                  (b).................          Inapplicable.

                  (c).................          Inapplicable.

                  (d) through (f).....          Inapplicable.

                  (g) (1).............          Audited Financial Statements
                                                of the Fund for the fiscal
                                                year ended December 31, 1995
                                                filed with the Commission
                                                pursuant to Section 30(b)(2)
                                                under the Investment Company
                                                Act of 1940 on March 11, 1996
                                                (Accession No. 0000950156-96-
                                                000302); and to the Unaudited
                                                Financial Statements dated
                                                June 30, 1996 filed with the
                                                Commission pursuant to Section
                                                30(b)(2) under the Investment
                                                Company Act of 1940 on August
                                                27, 1996 (Accession No.
                                                0000950156-96-000684), all of
                                                which are incorporated herein
                                                by reference.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


October 18, 1996      /s/ James B. Hawkes
-----------------     ------------------------------------
(Date)                James B. Hawkes, President of
                      EV Classic Senior Floating-Rate Fund

                                  EXHIBIT INDEX


         The following exhibits are filed as part of this Issuer Tender Offer Statement.


Exhibit
No.                        Description
-------                    -----------

(a)(1)                     Advertisement printed in THE WALL STREET JOURNAL

(a)(2)                     Offer to Purchase (including Selected Financial
                           Information)

(a)(3)                     Letter of Transmittal